[On the letterhead of Dechert LLP]

February 27, 2026

Mses. Meghan Ryan and Jaime Catalina
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0504

Re:        Prospect Floating Rate and Alternative Income Fund, Inc. (File No. 814-00908)
Dear Mses. Ryan and Catalina:
We are writing in response to your comment with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended June 30, 2025 (the “Annual Report”) of Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”). Unless explicitly provided, we understand that your comment is intended to apply to disclosure in the Company’s future filings. The Company has considered your comment and has authorized us, on its behalf, to make the response discussed below.
Set forth below is the SEC staff’s comment along with our response to, or any supplemental explanation of, such comment, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.
1.Comment: Please explain whether the cash equivalents described in Note 2 of the Notes to Consolidated Financial Statements should be listed in the Consolidated Schedule of Investments. Reference is SX-Article 12-12.

Response: The Company advises the Staff that the instruments held are appropriately classified as cash equivalents.. The Company has revised Note 2 to list the types of cash equivalents held by the Company in its latest 10-Q filing and undertakes to make such revisions in future filings.

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Should you have any questions regarding this letter, please contact me at (202) 261-3447.
Sincerely,

/s/ Cynthia Beyea
Cynthia Beyea